B. 5

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 13 2017
REGISTRATIONS BRANCH
16

17004427

SECU

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Livermore Trading Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O Accounting & Compliance International – 40 Wall Street, Suite 1704
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB
ST

B. 5

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 13 2017
REGISTRATIONS BRANCH
16

17004427

SECU

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-45248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Livermore Trading Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O Accounting & Compliance International – 40 Wall Street, Suite 1704
(No. and Street)

New York (City) | New York (State) | 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street (Address) | New York (City) | NY (State) | 10038 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB

OATH OR AFFIRMATION

I, Vincent Napolitano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Livermore Trading Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIVERMORE TRADING GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2016

LIVERMORE TRADING GROUP, INC.
FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Livermore Trading Group Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Livermore Trading Group Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Livermore Trading Group Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 27, 2017

LIVERMORE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	47,953
Due from broker		510,274
Commissions receivable		12,069
Office equipment, net of accumulated depreciation of $95,593		8,171
(Note 2(d))		-
Other assets		68,371
Total assets	$	646,839

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	75,579
Total liabilities		75,579
Commitments and Contingencies (Note 4)		
Stockholders' equity (Note 5)		
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding.	$	65,000
Paid in Capital		150,000
Retained earnings		481,260
Less: Treasury stock		(125,000)
Total stockholders' equity		571,260
Total liabilities and stockholders' equity	$	646,839

The accompanying notes are an integral part of this statement.

LIVERMORE TRADING GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016

Note 1 - Nature of Business

Livermore Trading Group, Inc. (The "Company") is a New York corporation formed in July 1992,for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Equipment

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2017 and January 27, 2017, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements.

Note 3 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company has no liability to the plan as of December 31, 2016.

Note 4 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

LIVERMORE TRADING GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016

Note 4 - Financial Statements with Off-Balance Sheet Credit Risk (continued)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company had Net Capital of $492,535 which was $487,496 in excess of its required net capital of $5,039. The Company's net capital ratio was 15.34%.